SECURIITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No Three)*


                            BioLase Technology, Inc.
--------------------------------------------------------------------------------


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    0-19627
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities descibed in Item 1; and (2) has filed no amendment subsequential thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 pages

--------------------------------------------------------------------------------
CUSIP No. 0-19627                                            Page  2 of  4 Pages
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Advisor's Capital Investments, Inc. d/b/a Perspective Advisory
              Group 06-1166-053
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES                   5          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                            0
                                ------------------------------------------------
                                         6          SHARED VOTING POWER

                                                    75,000
                                ------------------------------------------------
                                         7          SOLE DISPOSITIVE POWER

                                                    0
                                ------------------------------------------------
                                         8          SHARED DISPOSITIVE POWER

                                                    1,512,894
--------------------------------------------------------------------------------
    9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,512,894*
               *The reporting entity expressly disclaims beneficial ownership of 1,437,894 shares.
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     [ ]


--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.02%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

              IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 0-19627                                            Page  3 of  4 Pages
--------------------------------------------------------------------------------
Schedule 13G                                 Advisor's Capital Investments, Inc.
                                                d/b/a Perspective Advisory Group


Item 1. (a) The name of the issuer is BioLase Technology, Inc.

        (b) The address of the Issuer's principal executive offices is 981 Calle Amanecer, San Clemente, California 92673.


Item 2. (a) The name of the person filing this Schedule 13G is Advisor's Capital Investments, Inc. d/b/a Perspective Advisory Group.

        (b) The address of the reporting person's principal business office is 17 Tripp Road, Woodstock, Connecticut 06281.

        (c) The filing person is a Delaware corporation.

        (d) The title of the class of securities for which this Schedule is being filed is Common Stock, $.001 par value.

        (e) The cusip number for the Issuer is 0-19627.


Item 3. The reporting person is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4. Ownership. As of February 12, 1999, the reporting person may be deemed to beneficially own the following shares of the Issuer's outstanding Common Stock, $.001 par value.

        (a) The reporting person may be deemed to beneficially own 1,512,894 shares of the Issuer's Common Stock (the "Shares"). Beneficial ownership of 1,437,894 of the Shares is expressly disclaimed.

        (b) The Shares represent approximately 9.02% of the Class.

        (c) The number of shares as to which the reporting person has (i) sole power to vote or to direct the vote is 0; (ii) shared power to vote or to direct the vote is 75,000; (iii) sole power to dispose or to direct the disposition of is 0; and (iv) shared power to dispose or to direct the disposition of is 1,512,894.


Item 5.  Ownership of Five Percent or Less of a Class.  Not Applicable.

--------------------------------------------------------------------------------
CUSIP No. 0-19627                                            Page  4 of  4 Pages
--------------------------------------------------------------------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person. 1,437,894 of the Shares reported hereunder are managed by the reporting person, a registered investment advisor, on behalf of various clients. The majority of those Shares are held in trusts for the benefit of the registered owners by third party trustees. Other than a shared power to dispose of the Shares, the registered owners retain all other ownership rights of those shares. The remaining 75,000 shares are beneficially owned by Pac Capital Strategies Limited Partnership of which the reporting person is the general partner.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.


Item  8.  Identification  and  Classification  of  Members  of  the  Group.  Not
Applicable.


Item 9. Notice of Dissolution of Group. Not Applicable.


Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 12, 1999
                                                      -----------------
                                                             Date

                                                      ADVISOR'S CAPITAL
                                                      INVESTMENTS, INC. D/B/A
                                                      PERSPECTIVE ADVISORY GROUP

                                              By:     /s/ Robert K. Mann
                                                      ------------------
                                                      Robert K. Mann, President